March 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Harbor Funds

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-236834

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Harbor Funds (the “Registrant”) respectfully requests withdrawal of the Information Statement/Prospectus filed via EDGAR on Form N-14 under the 1933 Act (File No. 333-236834), together with all exhibits thereto, (collectively, the “N-14”) on March 2, 2020 under its EDGAR access codes (Accession No. 0001193125-20-059115). The N-14 relates to the reorganization of the Harbor Small Cap Growth Opportunities Fund, a series of the Registrant, with and into the Harbor Small Cap Growth Fund, a series of the Registrant.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14.

Should you have any questions or comments, please contact me at (312) 443-4400.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain

President and Trustee

P.O. Box |

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.